UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For the month of July 2005
KT Corporation
206 Jungja-dong
Bundang-gu, Sungnam
Kyunggi-do
463-711
Korea
(Address of principal executive offices)
(indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.)
Form 20-F ☑      Form 40-F ☐
(Indicate by check mark whether the registrant
by furnishing the information contained in this
form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes ☐      No ☑

This Current Report on Form 6-K is being filed to incorporate by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007, $500,000,000 4.30% Bonds Due 2005 and Warrants to Purchase 9,270,200 Common Shares.

Notice of the Extraordinary
General Meeting of Shareholders

CONTENTS

Notice of the Extraordinary General Meeting of Shareholders	2
Matters to be reported
Report on Standards and Method of Payment of Remuneration for Standing Directors	*
Auditor’s Report	*
Matters requiring resolution	3
■ Agenda No. 1
Election of President	4
■ Agenda No. 2
Amendment of Articles of Incorporation	8
■ Agenda No. 3
Election of Director	14
■ Agenda No. 4
Approval of Management Contract	18
Additional Information	28

*	To be reported on at the meeting

Notice of the Extraordinary General Meeting of Shareholders
July 21, 2005
To our Shareholders,
Pursuant to Article 18 of the Articles of Incorporation of KT Corporation, KT will hold the Extraordinary General Meeting of Shareholders as described below.
At the meeting, two items including standards and method of payment on remuneration of Standing Directors will be reported and four items including the election of President will be resolved.
Shareholders holding KT’s common shares as of June 30, 2005 will be entitled to vote at the meeting.
I’m looking forward to our shareholders’ participation.
Yong Kyung Lee
President and Chief Executive Officer
■  Date and Time: August 19, 2005 (Friday) 10:00 A.M.(Korea Time)
■ Place: Lecture Hall (B1), Headquarter Building of KT Corporation located at 206, Jungja-dong, Bundang-gu, Sungnam-city, Kyunggi-do,
              Korea.
■  Record Date: June 30, 2005.

Matters Requiring Resolution

Agenda No. 1
Election of President
Pursuant to Article 25 of Articles of Incorporation of KT (Election of President and Directors), approval of Election of President is requested.
According to KT’s Articles of Incorporation, the President shall be elected by a resolution of the General Meeting of Shareholders based on nomination by the President Candidate Nomination Committee.
The President Candidate Nomination Committee nominated Mr. Joong Soo Nam as the President Candidate on June 18, 2005.
Mr. Nam, former CEO of KT Freetel which is wireless subsidiary of KT, has worked in KT for more than 20 years and had been KT’s Chief Financial Officer for two years since January 2001 before working for KTF as the CEO.
Mr. Nam’s biography is as follows.

Joong Soo Nam
•	Date of birth : June 28, 1955

•	Person nominating said candidate : President Candidate Nomination Committee

•	Relation to the largest shareholder : None

•	Details of transactions between said candidate and the corporation concerned for the past three years : None

•	Term of office : August 21, 2005 to 2008 Annual General Meeting of Shareholders

•	Education

o 1979 :	Seoul National University, Korea Bachelor of Business Administration

o 1986 :	Duke University, U.S.A. Master of Business Administration

o 1990 :	University of Massachusetts, U.S.A. Ph.D., Business Administration
•	Professional associations

o Jan.‘03 to Jul.’05	President & CEO, KT Freetel Co.,Ltd.

o Jan.‘01 to Jan.’03	Executive Vice President & CFO, Finance & Accounting Office, KT

o Dec.‘99 to Dec.’00	Vice President of IMT2000 Business Dept.

o Jul.‘98 to Dec.’99	Vice President of Chung Buk Regional Telecom Office

o Jan.‘98 to Jul.’98	Vice President of Policy, Regulation Business & Co-operation Office

o May‘97 to Jan.’98	Vice President of Management Assistant Office

o Feb.‘97 to May’97	Managing Director of General Affairs Office

o 1995 to 1996	Managing Director of Washington Liaison Office

o 1993 to 1995	Managing Director of Management Planning Dept. Corporate Strategy Planning Group

o 1992 to 1993	Managing Director of Tariff Service Planning Dept. Corporate Strategy Planning Group

o 1991 to 1992	Managing Director of Chun-cheon Telephone Office

o 1990 to 1991	Director of Overseas Correspondent Relation Dept. International Telecommunications Business Group

o 1983 to 1990	Director of Planning Coordination Dept.

o 1982 to 1983	Director of Planning Coordination Dept., Korea Telecom

o 1981 to 1982	Secretary of the Minister, Ministry of Communications
•	Other Activities

o Feb.‘98 to Feb.’02	Non Standing Director, SK Telecom

o Mar.‘00 to Jan.’03	Non Standing Director, KT Freetel

o Mar.‘01 to Mar.’03	Non Standing Director, KT ICOM

o Mar.‘01 to Mar.’03	Chairman, Korea Optical Internet Forum

o Apr.‘03 to present	Cooperative Director, Korean Institute of Communication and Sciences

o Oct.‘03 to present	Chairman, Korea Digital Contents Forum

o Jan.‘05 to present	Member, National Academy of Engineering of Korea

o Mar.‘05 to Jul.’05	Chairman, Korea Telematics Business Association

o Jan.‘99 to Jan.’00	Adjunct Professor, KAIST Graduate School of Management

o Mar.‘04 to present	Visiting Professor, Seoul National University

o Mar.‘04 to present	Visiting Professor, Ewha Womans University

o Mar.‘04 to present	Visiting Professor, Seoul School of Integrated Sciences & Technologies

o Sep.‘04 to present	Adjunct Professor, Yonsei University Graduate School of Information & Communication

Agenda No. 2
Amendment of Articles of Incorporation
Pursuant to Article 433 of the Commercial Code (Method of Amendment of Articles of Incorporation), approval of the following amendment of Articles of Incorporation is requested.
The proposal of the amendment and the reasons for the amendment is as follows.
•	Addition of “electrical construction business” in the objectives of the Company in the Articles of Incorporation. (Article 2)
Historically, KT has derived a substantial majority of revenues from fixed-line telephone services. However, as its traditional businesses have matured and new technologies have become available, KT has successfully leveraged its nationwide network, strong brand name, and established customer base to pursue new growth opportunities. System Integration (SI) services are among those new services, and KT offers to its clients a wide range of SI services, including designing, building and maintaining communications networks. In 2004, KT’s revenue from SI business was 191 billion KRW, accounting for 1.6% of the total revenue.
“Electrical construction business” registration is crucial for certain SI projects where contracts for both electrical and telecommunications construction are awarded, because in some projects “all” members of the consortium are required to have both — electrical and telecommunications construction — registrations. Accordingly, KT’s lack of electrical construction business registration has hurt KT in areas such as Intelligence Transport System (ITS) and Home Networking, areas considered rapidly expanding and highly profitable. (Major domestic SI service providers such as Samsung SDS, LG EDS, Hyundai Information and Technology all have electrical construction business registration.)
In short, “electrical construction business” registration is crucial to KT. And in order to be registered, KT has to have “electrical construction business” as objectives of business, separate from the current telecommunications construction business, in its Articles of Incorporation.
Article 3 of the Electrical Construction Business Act stipulates that no electrical construction contract may be awarded to or conducted by a person other than a registered electrical constructor.
•	Amendment to the Management Contract (Articles 33 and 34)
KT proposes that in Article 34, “management goals for the President’s term of office to be approved at the General Meeting of Shareholders” be changed to “mid to long-term management plan to be approved by the Board of Directors.”

The “management goals for the President’s term” used to be part of the Special Privatization Act which governed KT before its complete privatization in August of 2002, and has continued to be part of KT’s Articles of Incorporation since.
However, “management goals for the President’s term” played a small role in evaluating performance of the President because attainment of the goals is not directly linked to the President’s remunerations or incentive payment. That is, while the goals are to be achieved at the end of the President’s three-year term, performance evaluation and incentive payment for the President are conducted annually based on factors such as stock price performance, EVA improvement, and productivity improvement.
Also, management goals for three years later can not accurately reflect the changes in market environment and government regulation, which have great impact on the attainment of management goals. Actually, management goals for the current President’s term were revised to reflect those changes at the Annual General Meeting of Shareholders in 2004.
Thus, the effectiveness of the management goals for the President’s term is highly questionable, and having to maintain the goals even if the goals are not feasible any longer has caused concern over the credibility of KT management as well as stock price fluctuation. (No other major Korean companies, including those such as POSCO, KT&G, and KB which were privatized at around the same time as KT, have such provisions.)
Further, management goals for the President’s term only include revenue and operating profit to total asset targets, but a mid to long-term management plan provides more detail and diverse indices such as growth (e.g., revenue growth), productivity (e.g., operating profit margin, EBITDA margin and economic value added) and stability (e.g., debt to equity ratio and free cash flow). Moreover, as the mid to long-term management plan has annual targets for five years, it is much better suited to provide a link between the President’s performance and incentive payment.
Lastly, it is highly desirable to link the mid to long-term management plan to the evaluation of the President’s performance because the evaluation is conducted by Outside Directors, who constitute two-thirds of KT Board of Directors.
In short, KT proposes to adopt “the mid to long-term management plan approved by Board of Directors,” in order to deal with the above-stated problems and respond more flexibly to changing market conditions.

❑	Comparison between before and after amendments to the AOI:

Before Amendment	After Amendment

Article 2. (Objectives)The objectives of KT are to engage in the following business activities:	Article 2 (Objectives)The objectives of KT are to engage in the following business activities:

1 through 7 [Omitted] 8. Telecommunications construction business 9 through 12 [Omitted]	1 through 7 [Same as the current provision.] 8. Telecommunications construction business and electrical construction business 9 through 12 [Same as the current provision.]

Article 33. (Election of the President) (1) through (4) [Omitted]	Article 33 (Election of the President) (1) through (4) [Same as the current provision.]

(5) The President Recommendation Committee shall recommend a candidate for the President to the General Meeting of Shareholders, based on the evaluation under Paragraph 3, concurrently submitting a draft management contract including the management goals for the term of office of the President.
(5) The President Recommendation Committee shall recommend a candidate for the President to the General Meeting of Shareholders based on the evaluation under Paragraph 3, concurrently submitting a draft management contract <deleted>.

(6) [Omitted]	(6) [Same as the current provision.]

Article 34. (Execution of Employment Contract with the President)	Article 34 (Execution of Employment Contract with the President)

(1) through (3) [Omitted .]	(1) through (3) [Same as the current provision.]

(4) The management goals shall include revenue increase, profitability improvement, investment plan and other related business objectives and shall be determined, on a yearly basis, at the Board of Directors’
(4) The management goals shall include revenue increase, profitability improvement, investment plan and other related business objectives and shall be determined, on a yearly basis, at the Board of Directors’

Before Amendment	After Amendment

Meeting in order to achieve the goals for the term of office approved by the General Meeting of Shareholders. Such management goals may be established on a numerical basis, if possible.	Meeting in order to achieve the mid to long-term plans approved by the Board of Directors. Such management goals may be established on a numerical basis, if possible.

(5) through (7) [Omitted]	(5) through (7) [Same as the current provision.]

(Newly inserted)	Addendum (August 19, 2005)

These Articles of Incorporation shall take effect upon approval by the General Meeting of Shareholders.

Agenda No. 3
Election of Director
Pursuant to Article 382 of the Commercial Code (Election and Relationship with Company) and Articles 25( Election of the Representative Director and Directors) of the Articles of Incorporation of KT, approval of election of director is requested.
At this Extraordinary General Meeting of Shareholders, one outside director shall be elected.
According to KT’s Articles of Incorporation, outside directors shall be elected at the General Meeting of Shareholders from among those whom the Outside Director Candidate Nomination Committee nominated.
The Outside Director Candidate Nomination Committee nominated Mr. Kook Hyun Moon as outside director candidate on July 8, 2005.
Mr. Moon was elected as KT’s outside director on August 2002, and it will be his second term if reelected at this EGM.
Mr. Moon’s biography is as follows.

Kook Hyun Moon
•	Date of birth : January 12, 1949

•	Person nominating said candidate : Outside Director Candidate Nomination Committee

•	Relation to the largest shareholder : None

•	Details of transactions between said candidate and the corporation concerned for the past three years : stock option 5,200 shares

•	Term of office : August 2005 to 2008 Annual General Meeting of Shareholders

•	Education
o	2004: Honorary Doctor, Philosophy in Business Administration, Kangwon National University

o	1977: MBA, Seoul National University

o	1972: BA, Department of English,
The Hanguk University of Foreign Studies
•	Professional associations
o	Jan. 2004~	Chairman, Yuhan School Foundation

o	May 2003	Professor, Graduate School of Environmental Studies, Seoul National University

o	Mar. 2003	President — North Asia and President and CEO — Yuhan-Kimberly

o	Feb. 1995	President & CEO, Yuhan-Kimberly Ltd.

o	Apr. 1974	Entered for a position of Business Analysis, Yuhan-Kimberly Ltd.
•	Other Activities
o	2005-Present	Co-Chairman, ‘National Trust’ National Movement

o	2004-Present	Charman, Presidential Commission on People-Centered Competitiveness Initiatives

o	2003-Present	Chairman, ‘Seoul Green Trust’ National Movement

o	2003-Present	Co-Chairman, Business Ethics is the Source of Top Performance(BEST Forum)

o	2002-Present	Chairman, Chollipo Arboretum

o	2002-Present	Outside Director, KT Corporation

o	1998-Present	Co-Chairman, ‘Northeast Asian Forest Forum’ National Movement

o	1998-Present	Co-Chairman, ‘Forest For Life’ National Movement
•	Awards
o	Apr. 2005	‘Gold Tower Order of Industrial Service Merit’ by Ministry of Government Administration and Home Affairs

o	Dec. 2004	‘Chahm Entrepreneur Award’ by Chung-Ang University

o	Dec. 2003	‘The Great Management Award of Seoul National University’ by Seoul National University, Graduate School of Business

o	Aug. 2003	‘Ilga Award’ by Ilga Foundation

o	Feb. 2003	‘CEO Award’, Korea Ethical Management Grand Prix by Federation of Korea Industry(FKI), IMI

o	Oct. 2002	‘Global Korea Award’ by the Council on Korean Studies at Michigan State University

o	Jul. 2002	‘CEO of the Year Award’ by the Korean Management Association Consulting(KMAC)

o	Oct. 1998	‘The Asian Environmental Award’ by Korea/Japan Daily Consortium (Chosun Ilbo/Mainichi Newspapers)

o	Jun. 1998	‘Ethical Management Award’ by Yonsei University, Yonsei School of Business

o	Mar. 1998	‘Silver Tower Order of Industrial Service Merit’ by Ministry of Government Administration and Home Affairs

o	Jun. 1997	‘Global 500’ Roll of Honor by Untied Nations Environment Program Committee(UNEP)

☐	Comparison of BOD composition between before and after EGM

Before EGM		After EGM
	Percentage of
Name	attendance	Name
• Standing Directors

Yong Kyung Lee	-	Joong Soo Nam(Replaced)
Woo Sik Kim	-	Woo Sik Kim
Sang Hoon Lee	-	Sang Hoon Lee
Jeong Soo Suh	-	Jeong Soo Suh

• Outside Directors

Sung Deuk Park	100%	Sung Deuk Park
Kook Hyun Moon	80%	Kook Hyun Moon(Re-elected)
Stuart B. Solomon	100%	Stuart B. Solomon
Jong Sang Kim	100%	Jong Sang Kim
Do Hwan Kim	100%	Do Hwan Kim
Jeong Ro Yoon	100%	Jeong Ro Yoon
Kon Sik Kim	100%	Kon Sik Kim
Thae Surn Kwarg	100%	Thae Surn Kwarg

*	The ratio of outside directors to total BOD will remain unchanged.

Agenda No. 4
Approval of Management Contract
Pursuant to Article 33(Election of President) and Article 34(Execution of Employment Contract with the Candidate for President) of Articles of Incorporation of KT, approval of management contract is requested.
Pursuant to KT’s Articles of Incorporation, newly elected President shall receive approval of his or her management contract at the General Meeting of Shareholders.
The management contract includes mainly the provisions on his or her duty as the President, the goal to be accomplished by President during his or her tenure, evaluation system on his or her performance, and remuneration and incentive payment.
When the draft employment contract is approved at the General Shareholders’ Meeting, KT shall enter into such management contract with the President.
The draft management contract is as follows.

Management Agreement
Article 1. Purpose of the Agreement
The purpose of this Agreement is to set forth the President’s authority, responsibilities and other necessary terms and conditions in connection with the election of                      as the President (“President”) of KT Corporation (“Company”).
Article 2. Term of Office of the President
The term of office of the President shall be from the effective date of the election of the President by the General Meeting of Shareholders to the close of the Annual General Meeting of Shareholders to be held in 2008.
Article 3. Duties and Responsibilities of the President
(1)	The President shall represent the Company and oversee the whole affairs of the Company as a representative director and CEO of the Company.

(2)	The President shall use his best efforts to achieve the management goals specified in Article 5 of this Agreement.

(3)	The President’s duties, responsibilities, rights and obligations not specified herein shall be determined in accordance with the Articles of Incorporation and other relevant laws and regulations.
Article 4. Obligations of the President
(1)	The President shall not disclose to a third party any confidential information of the Company which he obtains during his tenure not only during but also after his term of office.

(2)	In the event the President breaches any of his obligations set forth herein, the President shall be held liable for such breach, and if, due to the said breach, the President has obtained any personal gain or the Company suffers damages, such gain shall revert to the Company and the President shall compensate the damages suffered by the Company.
Article 5. Management Goals
(1)	The management goals to be achieved by the President during his term of office shall be determined in accordance with the Mid to Long-Term Management Plan approved by the Board of Directors.

(2)	In order to achieve the goals set by the Mid to Long-Term Management Plan, the Board of Directors shall establish annual goals prior to commencement of each fiscal year after consultation with the President concerning the management goals for the following fiscal year. In such case, the President and standing directors shall not participate in such resolution of the Board of Directors, provided that the annual management goals for 2005 shall be the management goals for 2005 approved by the Board of Directors on December 23, 2004.
Article 6. Evaluation
(1)	The Board of Directors shall conduct evaluation of annual management goals each fiscal year, provided that when it is deemed necessary, the Board of Directors may conduct evaluation at any time during a fiscal year.

(2)	If it is necessary for the evaluation under the foregoing Paragraph (1), the Board of Directors may commission an expert institution with a research and may utilize the results of such research for the evaluation.

(3)	In the event the Board of Directors determines to commission a research to an expert institution, the President shall immediately take any necessary measures in relation thereto, such as execution of a service agreement, etc.

(4)	The Board of Directors shall report the result of the evaluation under Paragraph (1) to the General Meeting of Shareholders, and the President shall take necessary measures for such report to the General Meeting of Shareholders.

(5)	In adopting a resolution of the Board of Directors under Paragraphs (1) and (2) above, the President and standing directors shall not participate in such resolution.
Article 7. Remuneration
(1)	The annual base salary shall be determined in accordance with the remuneration ceiling of the directors approved by the General Meeting of Shareholders, and the criteria for remuneration of standing directors and method of payment thereof which are reported to the General Meeting of Shareholders, and 1/12 of the annual base salary shall be set as the monthly remuneration during the term of office and shall be paid on the salary payment day of the Company.

(2)	If a partial month occurs in the month of the President’s taking office or resignation, the remuneration for such partial month, regardless of the cause therefor, shall be paid on the prorated daily basis based on the actual number of days in service.

(3)	The base annual salary, regardless of title thereof, shall be deemed to include all allowances payable to the President, and in case the base annual salary is adjusted during a year, such change shall take effect on January 1 of the following year, unless otherwise specified.
Article 8. Incentive Payment

(1)	The incentive payment shall be determined based on the evaluation of the annual goals in accordance with the criteria for remuneration of standing directors and method of payment thereof which are reported to the General Meeting of Shareholders, and the calculation formula of the payment ratio shall be as follows:
•	Incentive payment ratio: payment ceiling / 30 x (overall points – 70)

(Third decimal place shall be rounded off).
(2)	The incentive payment shall be made in principle within one month from the finalization by the Board of Directors of the evaluation of the annual goals, provided that in case the President resigns from office during the first half of a year, incentives shall be paid based on the evaluation for the previous year.

(3)	If the President is dismissed during the term of office in accordance with Sub-paragraphs 1 through 4 of Article 13 (1), no incentive payment for such year shall be made.

(4)	Matters pertaining to the incentive payment not prescribed in Paragraphs (1) through (3), such as payment in the events of the President’s voluntary resignation or retirement for unidentified reasons, shall be determined by a resolution of the Board of Directors. In such case, the President and standing directors shall not participate in such resolution of the Board of Directors.

(5)	The incentive payment for a partial year of service during which the President takes office or resigns from office shall be made on prorated monthly basis based on the number of months in service, and the payment for the relevant month of taking office or resignation shall be made in accordance with Article 7 (2).
Article 9. Adjustment after the Incentive Payment

In the event that the score of evaluation is modified due to an error in the evaluation or other causes after the incentive payment is made to the President, the amount of incentive shall be newly calculated in conformity with the modified result, and shall be adjusted for the incentive payment payable for the following year. However, if the President is dismissed or resigns, immediate payment of any amount due or return of any excessive amount shall be effected.
Article 10. Stock Option
(1)	The Company may grant stock options to the President.

(2)	The number of shares and exercise period, etc. to be granted to the President shall be determined in accordance with the Articles of Incorporation, and the exercise price shall be the market price arrived upon evaluation in accordance with the Enforcement Decree of the Securities and Exchange Act.
Article 11. Severance Allowance
The severance allowance shall be paid in accordance with the regulations on the payment of severance allowance to officers.
Article 12. Taxes and Public Imposts
All remuneration payable to the President shall be paid after withholding all relevant taxes and public imposts therefrom in accordance with the applicable laws and regulations.
Article 13. Dismissal, etc. of the President

(1)	The Company may dismiss the President even during the term of office by a special resolution of the General Meeting of Shareholders if any of the following occurs;
1.	In case the overall score of the evaluation of the annual management goals is less than sixty (60) points or an individual score of the core evaluation indices designated by the Board of Directors is less than forty(40) points;

2.	In case the President breaches the obligations set forth under Article 4 (1);

3.	In case the President breaches material provisions of the relevant laws and regulations or the Articles of Incorporation, or a disqualification event prescribed by the relevant laws and regulations or the Articles of Incorporation occurs or is discovered later;

4.	In case the President is likely to cause material damages to the Company by damaging the reputation and dignity of himself or the Company; and

5.	In case the President fails to or is unable to carry out his duties due to diseases, etc. for two months and more.
(2)	A proposal to dismiss the President shall be submitted to the General Meeting of Shareholders after a resolution by the Board of Directors adopted in accordance with Article 38 of the Articles of Incorporation.

(3)	The Board of Directors shall provide the President with an opportunity to state his opinion at the meeting of the Board of Directors convened for a resolution of dismissal, and immediately following adoption of a resolution of dismissal, a written notice shall be provided to the President, stating the purport and the reasons therefor in detail. In the above meeting, the President and standing directors shall not participate in such resolution of the Board of Directors.

Article 14. Ownership of the Rights
The President’s right to any and all intellectual property developed independently by himself or jointly with others during the term of office (including know-how and managerial ideas) shall be exclusively held by the Company, and the President shall carry out the procedures necessary for registration of such intellectual property rights in the name of the Company.
Article 15. Interpretation of the Agreement and Supervision of Performance
(1)	In the event there is ambiguity over the interpretation of this Agreement, the interpretation of such ambiguous parts shall be determined through consultation between the Board of Directors and the President.

(2)	Upon dissolution of the President Recommendation Committee, the Board of Directors shall supervise all matters regarding this Agreement on behalf of the Company.

(3)	The President and standing directors shall not participate in the resolutions of the Board of Directors under Paragraphs (1) and (2) above.
Article 16. Amendment of the Agreement
(1)	If it becomes necessary to amend this Agreement due to drastic changes in management environments, etc. after execution of this Agreement, the President may request the Board of Directors to amend the Agreement.

(2)	Any amendment of this Agreement under Paragraph (1) shall require a resolution of the Board of Directors and approval of the General

Meeting of Shareholders. In such case, the President and standing directors shall not participate in the resolution of the Board of Directors.

(3)	Upon a resolution and approval under Paragraph (2) above, the Company and the President shall promptly enter into an amendment agreement.
IN WITNESS WHEREOF, the parties have executed this Agreement in duplicate, with one copy to be retained by each party.
August ___, 2005
President Recommendation Committee
On behalf of KT Corporation

By:

Name:
Title: Chairman of the Committee

President

By:

Name:
Title: President

* In case Agenda No.2(Amendment of Articles of Incorporation) is not approved by the General Meeting of Shareholders, Article. 5 of Management Agreement should be replaced as follows:
Article 5. Management Goals
(1)	The management goals to be achieved by the President during his term of office(“Term Goals”) shall be determined in accordance with the Mid to Long-Term Management Plan as stated in the attached. However, should the Board of Directors determine that an amendment of the Term Goals is necessary, the Board of Directors may make appropriate amendment upon obtaining approval of Shareholders at the General Meeting. In such a case, the President and standing directors shall not participate in such resolution of the Board of Directors.

(2)	In order to achieve the Term Goals, the Board of Directors shall establish annual goals prior to commencement of each fiscal year after consultation with the President concerning the management goals for the following fiscal year. In such case, the President and standing directors shall not participate in such resolution of the Board of Directors, provided that the annual management goals for 2005 shall be the management goals for 2005 approved by the Board of Directors on December 23, 2004.
[Attached 1.]
1. Term Goals.
O	Establishment period of Term Goals : as of the end of 2007
(Expiry of the term: the close of the 2008 AGM)
O	Details of the Term Goals

Index	Goals	Basis of Establishment
Total sales amount	13,800 Billion Won	Mid-Term Management Plan
EBITDA margin	36.4%	Mid-Term Management Plan

Additional Information
• The number and classification of voting stocks
The record date to exercise voting rights at the General Meeting of Shareholders is June 30, 2005. As of the record date, the number of KT’s total shares issued was 284,849,400. The number of common stocks entitled to exercise voting rights excluding treasury stocks was 210, 755,813.
• Method of Resolution
Pursuant to the provisions of the Commercial Code, Agenda 1,3, and 4 shall be passed by majority vote of shareholders present and over one-fourth of total shares entitled to voting right.
Agenda 2 shall be passed by over two-thirds of shares voted at the meeting and over one-third of total shares entitled to voting right.

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: July 25, 2005

KT Corporation

By:	/s/ Wha Joon Cho

Name: Wha Joon Cho
Title: Managing Director